

December 15, 2011

Via E-mail
Thomas Georgens
Chief Executive Officer and President
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

> **Re: NetApp, Inc.**
> **Form 10-K for the Fiscal Year Ended April 29, 2011**
> **Filed June 23, 2011**
> **File No. 0-27130**

Dear Mr. Georgens:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We are aware of recent news reports that hardware and software sold by your subsidiary are being used by the Syrian government to archive e-mails as part of a nationwide Internet surveillance system being used to monitor people in Syria. In particular, we note reports that as early as March 11, 2010, your products appeared in blueprints for the surveillance system being implemented in Syria, and that certain employees of your subsidiary discussed via e-mail how to configure your equipment after it was delivered to Syria. As you know, Syria is designated as a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls.

   Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, distributors, resellers, vendors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services, including but not limited to software updates or hardware repairs, that you have provided or intend to provide into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Syria or entities controlled by the Syrian government. Please address specifically the aforementioned reports of Syrian government use of your products in surveillance activities.

2. You disclose on page 54 and 113 that you derive revenues from Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Iran, and Sudan. Cuba, Iran and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, and Sudan, if any, whether through subsidiaries, distributors, resellers, vendors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services, including but not limited to software updates or hardware repairs, that you have provided or intend to provide into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

4. You stated in a letter to us dated March 12, 2010, and currently you state on your website, that you "actively employ comprehensive policies, procedures, and systems to ensure compliance with U.S. export control and economic sanction laws and regulations." Please describe for us your current policies, procedures, and systems to ensure compliance with U.S. economic sanction laws and export control regulations, and tell us whether you have undertaken any additional measures or implemented enhanced controls in light of the reported use of your products by the Syrian government.

5. You state on your website that you have notified the U.S. government about a news report regarding use of your products by the Syrian government. Please tell us which U.S. government agency or agencies you have notified about the matter, and tell us the current status of your dealings with the agency or agencies to which you refer.

6. Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts

constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about Syrian government use of your products in surveillance activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance